Exhibit 99.2
MANAGEMENT’S DISCUSSION AND ANALYSIS
Management's discussion and analysis (“MD&A”) is dated April 26, 2017 and should be read in conjunction with the unaudited consolidated financial statements for the period ended March 31, 2017 and the audited consolidated financial statements for the year ended December 31, 2016 for a full understanding of the financial position and results of operations of Crescent Point Energy Corp. (the “Company” or “Crescent Point”).
The unaudited consolidated financial statements and comparative information for the period ended March 31, 2017 have been prepared in accordance with International Financial Reporting Standards (“IFRS”), specifically International Accounting Standard ("IAS") 34, Interim Financial Reporting.
STRUCTURE OF THE BUSINESS
The principal undertaking of Crescent Point is to carry on the business of acquiring, developing and holding interests in petroleum and natural gas properties and assets related thereto through a general partnership and wholly owned subsidiaries. Amounts in this report are in Canadian dollars unless noted otherwise. References to “US$” are to United States (“U.S.”) dollars.
Results of Operations
Production

	Three months ended March 31
	2017	2016	% Change
Crude oil (bbls/d)	139,303	143,971	(3)
NGLs (bbls/d)	17,061	16,775	2
Natural gas (mcf/d)	101,791	104,972	(3)
Total (boe/d)	173,329	178,241	(3)
Crude oil and NGLs (%)	90	90	-
Natural gas (%)	10	10	-
Total (%)	100	100	-
Production decreased 3 percent to 173,329 boe/d in the three months ended March 31, 2017 from 178,241 boe/d in the same period in 2016. The Company's crude oil production decreased 3 percent primarily due to the Company's reduced capital development program in 2016, reflecting the decrease in benchmark commodity prices, partially offset by acquisitions completed in the third quarter of 2016. Natural gas production decreased 3 percent primarily due to the Company's reduced capital development program in 2016, partially offset by the commissioning of the Company's gas plant in Southeast Saskatchewan. NGL production remained relatively consistent with the comparative period.
The Company's weighting to crude oil and NGLs remained consistent with the comparative period.
The following is a summary of Crescent Point's production by area:

	Three months ended March 31
Production By Area (boe/d)	2017	2016	% Change
Williston Basin	101,985	109,189	(7)
Southwest Saskatchewan	44,452	41,348	8
Uinta Basin	12,891	13,866	(7)
Other	14,001	13,838	1
Total	173,329	178,241	(3)
In the three months ended March 31, 2017, the Company drilled 286 (259.7 net) wells, focused primarily in the Williston Basin, Southwest Saskatchewan and the Uinta Basin.
Marketing and Prices

	Three months ended March 31
Average Selling Prices (1)	2017	2016	% Change
Crude oil ($/bbl)	59.02	36.27	63
NGLs ($/bbl)	25.19	8.49	197
Natural gas ($/mcf)	3.05	2.04	50
Total ($/boe)	51.70	31.29	65

(1)	The average selling prices reported are before realized derivatives and transportation.

CRESCENT POINT ENERGY CORP.	1

	Three months ended March 31
Benchmark Pricing	2017	2016	% Change
Crude Oil Prices
WTI crude oil (US$/bbl) (1)	51.87	33.52	55
WTI crude oil (Cdn$/bbl)	68.25	45.92	49
Crude Oil Differential
LSB crude oil (Cdn$/bbl) (2)	(6.38)	(7.49)	(15)
WCS crude oil (Cdn$/bbl) (3)	(19.28)	(19.60)	(2)
Natural Gas Prices
AECO daily spot natural gas (Cdn$/mcf) (4)	2.70	1.83	48
AECO monthly index natural gas (Cdn$/mcf)	2.94	2.11	39
Foreign Exchange Rate
Exchange rate (US$/Cdn$)	0.76	0.73	4

(1)	WTI refers to the West Texas Intermediate crude oil price.

(2)	LSB refers to the Light Sour Blend crude oil price.

(3)	WCS refers to the Western Canadian Select crude oil price.

(4)	AECO refers to the Alberta Energy Company natural gas price.
For the three months ended March 31, 2017, the Company's average selling price for crude oil increased 63 percent from the same period in 2016 primarily as a result of a 55 percent increase in the US$ WTI benchmark price and a narrower corporate oil price differential, partially offset by a stronger Canadian dollar. Crescent Point's corporate oil differential relative to Cdn$ WTI for the first quarter of 2017 was $9.23 per bbl compared to $9.65 per bbl in the first quarter of 2016.
The Company’s corporate oil differential for the three months ended March 31, 2017 was primarily impacted by a narrowing of light oil differentials. In the three months ended March 31, 2017, the Cdn$ WTI - LSB differential discount narrowed to average $6.38 per bbl, a 15 percent decrease from the same period in 2016 while the Cdn$ WTI - WCS differential discount remained relatively consistent. Light Sour Blend differentials in the first quarter of 2017 narrowed compared to the first quarter of 2016 due to the planned startup of the Dakota Access Pipeline which caused an increase in demand for light oil in North Dakota and helped further increase demand for all other light grades across Western Canada. Western Canadian Select differentials continued to be negatively impacted by supply levels in North American heavy oil production and constraints to pipeline take away capacity out of the Western Canadian Sedimentary Basin.
The Company's exposure to medium and heavy oil differentials is due to the Company's production base in Southwest Saskatchewan, which is weighted to medium crude and is typically sold at a premium to WCS prices. The Company's production base in the Uinta Basin, which exposes the Company to Yellow wax crude and Black wax crude oil differentials, is typically sold into the Salt Lake City refinery complex.
In the three months ended March 31, 2017, the Company's average selling price for NGLs was $25.19 per bbl, a 197 percent increase from $8.49 per bbl in the first quarter of 2016. Average selling prices for NGLs were impacted by the strengthening of propane, butane and condensate prices resulting from the increase in crude oil prices and production cuts.
The Company's average selling price for natural gas in the three months ended March 31, 2017 was $3.05 per mcf, a 50 percent increase from $2.04 per mcf in the first quarter of 2016, primarily as a result of the increase in the AECO daily benchmark price.
Derivatives
The following is a summary of the realized derivative gain on crude oil and natural gas derivative contracts:

	Three months ended March 31
($ millions, except volume amounts)	2017	2016	% Change
Average crude oil volumes hedged (bbls/d) (1)	55,205	44,000	25
Crude oil realized derivative gain (1)	8.7	207.9	(96)
per bbl	0.69	15.87	(96)
Average natural gas volumes hedged (GJ/d) (2)	45,500	29,000	57
Natural gas realized derivative gain	2.1	4.2	(50)
per mcf	0.23	0.45	(49)
Average barrels of oil equivalent hedged (boe/d) (1)	62,393	48,581	28
Total realized derivative gain (1)	10.8	212.1	(95)
per boe	0.69	13.08	(95)

(1)
The crude oil realized derivative gain includes the realized derivative gains on financial price differential contracts in the three months ended March 31, 2017 and 2016. The average crude oil volumes hedged and average barrels of oil equivalent hedged do not include the hedged volumes related to financial price differential contracts.

(2)	GJ/d is defined as gigajoules per day.

CRESCENT POINT ENERGY CORP.	2

Management of cash flow variability is an integral component of Crescent Point's business strategy. Crescent Point monitors changing business and market conditions regularly and reviews such conditions with the Board of Directors to establish risk management guidelines used by management in carrying out the Company's strategic risk management program. Crescent Point proactively manages the risk exposure inherent in movements in the price of crude oil, natural gas and power, and fluctuations in the US/Cdn dollar exchange rate and interest rates through the use of derivatives with investment-grade counterparties.
The Company's crude oil and natural gas derivatives are referenced to WTI and the AECO monthly index, unless otherwise noted. Crescent Point utilizes a variety of derivatives, including swaps, collars and put options to protect against downward commodity price movements while providing the opportunity for some upside participation during periods of rising prices. For commodities, Crescent Point's risk management program allows for hedging a forward profile of 3½ years and up to 65 percent of net royalty interest production, unless otherwise approved by the Board of Directors.
With the ongoing volatility of price differentials between WTI and western Canadian crude prices, Crescent Point hedges price differentials as a part of its risk management program. The Company uses a combination of financial derivatives and fixed differential physical contracts to hedge these price differentials. For price differential hedging, Crescent Point's risk management program allows for hedging a forward profile of 3½ years, and up to 35 percent net of royalty interest production. In addition, the Company continues to deliver crude oil through its various rail terminals to provide access to diversified markets and pricing.
The Company recorded a total realized derivative gain of $10.8 million for the three months ended March 31, 2017, compared to $212.1 million in the same period in 2016.
The Company's realized derivative gain for oil was $8.7 million for the three months ended March 31, 2017, compared to $207.9 million for the same period in 2016. The decrease in the realized gain in 2017 is largely attributable to the increase in the Cdn$ WTI benchmark price and the decrease in the Company's average derivative oil price, partially offset by an increase in oil volumes hedged. The realized gain for the three months ended March 31, 2016 also included the $42.0 million realized gain from the unwind and settlement of a portion of the Company's 2017 and 2018 hedges. During the three months ended March 31, 2017, the Company's average derivative oil price decreased 20 percent or $17.36 per bbl, from $87.35 per bbl in 2016 to $69.99 per bbl in 2017.
Crescent Point's realized derivative gain for gas was $2.1 million for the three months ended March 31, 2017, compared to $4.2 million for the same period in 2016. The decreased realized derivative gain in 2017 is largely attributable to the increase in the AECO monthly index price and a decrease in the Company's average derivative gas price, partially offset by an increase in gas volumes hedged. During the three months ended March 31, 2017, the Company's average derivative gas price decreased 8 percent or $0.30 per GJ, from $3.62 per GJ in 2016 to $3.32 per GJ in 2017.
The Company has not designated any of its risk management activities as accounting hedges under IFRS 9, Financial Instruments and, accordingly, has recorded its derivatives at fair value with changes in fair value recorded in net income.
The following is a summary of the Company's unrealized derivative gain (loss):

	Three months ended March 31
($ millions)	2017	2016	% Change
Crude oil	106.5	(90.5)	(218)
Natural gas	12.3	9.0	37
Interest	(0.4)	(2.6)	(85)
Power	-	(0.1)	(100)
Cross currency	(28.8)	(211.3)	(86)
Foreign exchange	(0.5)	(3.1)	(84)
Total unrealized derivative gain (loss)	89.1	(298.6)	(130)
The Company recognized a total unrealized derivative gain of $89.1 million for the three months ended March 31, 2017 compared to a total unrealized derivative loss of $298.6 million in the same period in 2016. The total unrealized derivative gain in the first quarter of 2017 was primarily due to a $106.5 million unrealized derivative gain on crude oil contracts compared to a $90.5 million unrealized derivative loss in the first quarter of 2016. The unrealized oil derivative gain in the first quarter of 2017 is primarily attributable to the decrease in the Cdn$ WTI forward benchmark price at March 31, 2017 as compared to December 31, 2016. The unrealized oil derivative loss in the first quarter of 2016 is primarily attributable to the unwind and settlement of a portion of the Company's 2017 and 2018 hedges and the maturity of in-the-money contract months, partially offset by the decrease in the Cdn$ WTI forward benchmark price at March 31, 2016 as compared to December 31, 2015.
The total unrealized derivative gain in the first quarter of 2017 was partially offset by a $28.8 million loss on Cross Currency Swaps ("CCS") compared to $211.3 million in 2016. The unrealized CCS derivative loss for the three months ended March 31, 2017 is primarily the result of the stronger forward Canadian dollar at March 31, 2017 compared to December 31, 2016. The unrealized CCS derivative loss for the three months ended March 31, 2016 is primarily the result of the stronger forward Canadian dollar at March 31, 2016 compared to December 31, 2015 and the maturity of in-the-money contract months.

CRESCENT POINT ENERGY CORP.	3

Revenues

	Three months ended March 31
($ millions) (1)	2017	2016	% Change
Crude oil sales	740.0	475.2	56
NGL sales	38.7	12.9	200
Natural gas sales	27.8	19.5	43
Total oil and gas sales	806.5	507.6	59

(1)	Revenue is reported before realized derivatives.
Crude oil sales increased 56 percent in the three months ended March 31, 2017, from $475.2 million in 2016 to $740.0 million in 2017, primarily due to the 63 percent increase in realized prices, partially offset by the 3 percent decrease in crude oil production. The increase in realized prices is largely a result of the 49 percent increase in the Cdn$ WTI benchmark price as compared to the first quarter of 2016 and a narrower corporate oil differential. The decreased production in 2017 is primarily due to the Company's reduced capital development program in 2016, partially offset by acquisitions completed in the third quarter of 2016.
NGL sales increased 200 percent in the three months ended March 31, 2017 compared to the same period in 2016 primarily due to the 197 percent increase in realized prices. Realized prices in 2017 were impacted by the strengthening of prices for propane, butane and condensate resulting from the increase in crude oil prices and production cuts.
Natural gas sales increased 43 percent in the three months ended March 31, 2017 compared to the same period in 2016. The increase was primarily due to the 50 percent increase in realized natural gas prices, partially offset by the 3 percent decrease in natural gas production. The increase in the realized natural gas price is largely due to the increase in the AECO daily benchmark price. The decreased natural gas production in the first quarter of 2017 is primarily due the Company's reduced capital development program in 2016, partially offset by the commissioning of the Company's gas plant in Southeast Saskatchewan.
Royalties

	Three months ended March 31
($ millions, except % and per boe amounts)	2017	2016	% Change
Royalties	113.7	72.1	58
As a % of oil and gas sales	14	14	-
Per boe	7.29	4.45	64
Royalties increased 58 percent in the three months ended March 31, 2017 compared to the same period in 2016, largely due to the 59 percent increase in oil and gas sales. Royalties as a percentage of sales for the three months ended March 31, 2017 remained consistent with the same period in 2016.
Operating Expenses

	Three months ended March 31
($ millions, except per boe amounts)	2017	2016	% Change
Operating expenses	185.6	165.7	12
Per boe	11.89	10.21	16
Operating expenses per boe increased 16 percent in the three months ended March 31, 2017 compared to the same period in 2016 due to favorable prior period adjustments recognized in the first quarter of 2016, increases in maintenance and labour costs from increased activity levels and an increase in processing fees from increased gas processing.
Operating expenses increased 12 percent in the three months ended March 31, 2017 compared to the same period in 2016 due to the increase in per boe operating expenses as noted above, partially offset by lower production volumes.
Transportation Expenses

	Three months ended March 31
($ millions, except per boe amounts)	2017	2016	% Change
Transportation expenses	33.0	36.0	(8)
Per boe	2.12	2.22	(5)
Transportation expenses per boe decreased 5 percent in the three months ended March 31, 2017 compared to the same period in 2016. The decrease was primarily due to decreases in pipeline tariff and trucking rates along with reduced oil deliveries through the Company's rail terminals.
Transportation expenses decreased 8 percent in the three months ended March 31, 2017 compared to the same period in 2016, primarily due to the decrease in per boe transportation expenses as noted above and lower production volumes.

CRESCENT POINT ENERGY CORP.	4

Netbacks

	Three months ended March 31
	2017	2016
	Total (1) ($/boe)	Total (1) ($/boe)	% Change
Average selling price	51.70	31.29	65
Royalties	(7.29)	(4.45)	64
Operating expenses	(11.89)	(10.21)	16
Transportation expenses	(2.12)	(2.22)	(5)
Netback prior to realized derivatives	30.40	14.41	111
Realized gain on derivatives	0.69	13.08	(95)
Netback	31.09	27.49	13

(1)	The dominant production category for the Company's properties is crude oil. These properties include associated natural gas and NGL volumes, therefore, the total netback has been presented.
The Company's netback for the three months ended March 31, 2017 increased 13 percent to $31.09 per boe from $27.49 per boe in the same period in 2016. The increase in the Company's netback is primarily the result of the increase in average selling price largely due to the increase in the Cdn$ WTI benchmark price and the decrease in transportation expenses, partially offset by the decrease in realized gain on derivatives and the increases in royalties and operating expenses.
General and Administrative Expenses

	Three months ended March 31
($ millions, except per boe amounts)	2017	2016	% Change
General and administrative costs	33.1	34.8	(5)
Capitalized	(10.0)	(9.0)	11
Total general and administrative expenses	23.1	25.8	(10)
Transaction costs	(0.5)	(0.3)	67
General and administrative expenses	22.6	25.5	(11)
Per boe	1.45	1.57	(8)
General and administrative expenses decreased 11 percent in the three months ended March 31, 2017 compared to the same period in 2016, primarily due to the increase in overhead recoveries from partners associated with higher capital spending and provisions for bad debts recognized in the first quarter of 2016.
General and administrative expenses per boe decreased 8 percent in the three months ended March 31, 2017 compared to the same period in 2016. The decrease is primarily due to the decrease in general and administrative expenses as noted above, partially offset by the decrease in production volumes.
Transaction costs incurred in the three months ended March 31, 2017 relate primarily to minor property acquisitions. Refer to the Capital Acquisitions section in this MD&A for further information.
Interest Expense

	Three months ended March 31
($ millions, except per boe amounts)	2017	2016	% Change
Interest expense	38.3	41.3	(7)
Per boe	2.45	2.55	(4)
In the three months ended March 31, 2017, interest expense per boe and interest expense decreased 4 percent and 7 percent, respectively, compared to the same period in 2016, reflecting the Company's lower average debt balance, partially offset by a higher effective interest rate. The Company's effective interest rate in the three months ended March 31, 2017 increased slightly to 4.26 percent from 4.17 percent in the same period in 2016.
Crescent Point actively manages interest rate exposure through a combination of interest rate swaps and a debt portfolio including short-term floating rate bank debt and long-term fixed rate senior guaranteed notes. At March 31, 2017, 54 percent of the Company's long-term debt, including its US dollar senior guaranteed notes at the Canadian dollar economic amounts due at maturity, had fixed interest rates.

CRESCENT POINT ENERGY CORP.	5

Foreign Exchange Gain

	Three months ended March 31
($ millions)	2017	2016	% Change
Realized gain (loss)
CCS - US dollar long-term debt maturities and interest payments	2.3	21.4	(89)
US dollar long-term debt maturities	0.4	(20.0)	(102)
Other	0.8	(1.2)	(167)
Unrealized gain
Translation of US dollar long-term debt	22.9	241.6	(91)
Other	0.2	0.2	-
Foreign exchange gain	26.6	242.0	(89)
The Company has US dollar denominated debt including LIBOR loans under its bank credit facilities and US dollar senior guaranteed notes. Concurrent with the drawdown of US$1.53 billion of LIBOR loans and the issuance of US$1.36 billion senior guaranteed notes, the Company entered into various CCS to hedge its foreign exchange exposure. Under the terms of the CCS, the US dollar amounts of the LIBOR loans and senior guaranteed notes were fixed for purposes of interest and principal repayments at notional amounts of $2.01 billion and $1.44 billion, respectively. Concurrent with the issuance of US$30.0 million senior guaranteed notes, the Company entered a foreign exchange swap which fixed the principal repayment at a notional amount of $32.2 million. The unrealized derivative gains and losses on the CCS and foreign exchange swap are recognized in derivative gains and losses. Refer to the Derivatives section in this MD&A for further information. During the three months ended March 31, 2017, the Company realized a net gain of $2.7 million on the maturity of US dollar long-term debt and the associated interest payments and CCS, compared to $1.4 million in the same period in 2016.
The Company records unrealized foreign exchange gains or losses on the translation of the US dollar long-term debt and related accrued interest. During the three months ended March 31, 2017, the Company recorded an unrealized foreign exchange gain of $22.9 million on the translation of US dollar long-term debt and accrued interest compared to an unrealized gain of $241.6 million in the same period in 2016. The unrealized foreign exchange gain from the translation of US dollar long-term debt and accrued interest for the three months ended March 31, 2017 is attributable to a stronger Canadian dollar at March 31, 2017 as compared to December 31, 2016. The unrealized foreign exchange gain from the translation of US dollar long-term debt and accrued interest in the first quarter of 2016 is attributable to a stronger Canadian dollar at March 31, 2016 as compared to December 31, 2015.
Share-based Compensation Expense

	Three months ended March 31
($ millions, except per boe amounts)	2017	2016	% Change
Share-based compensation costs	11.3	22.1	(49)
Capitalized	(2.5)	(3.8)	(34)
Share-based compensation expense	8.8	18.3	(52)
Per boe	0.56	1.13	(50)
During the three months ended March 31, 2017, the Company recorded share-based compensation costs of $11.3 million, a decrease of 49 percent from the same period in 2016. The decrease was primarily due to the decrease in expenses associated with incentive awards as a result of the decreases in the Company's share price and the number of incentive awards granted.
During the three months ended March 31, 2017, the Company capitalized share-based compensation costs of $2.5 million, a decrease of 34 percent from 2016. The decrease was primarily due to the decrease in expenses associated with incentive related awards as a result of the decreases in the Company's share price and the number of incentive awards granted.
Restricted Share Bonus Plan
The Company has a Restricted Share Bonus Plan pursuant to which the Company may grant restricted shares to directors, officers, employees and consultants. The restricted shares vest on terms up to three years from the grant date as determined by the Board of Directors.
Under the Restricted Share Bonus Plan at March 31, 2017, the Company is authorized to issue up to 13,768,235 common shares (March 31, 2016 - 8,502,133 common shares). The Company had 3,857,060 restricted shares outstanding at March 31, 2017 (March 31, 2016 - 5,356,091 restricted shares outstanding).
Deferred Share Unit Plan
The Company has a Deferred Share Unit (“DSU”) plan for directors. Each DSU vests on the date of the grant, however, the settlement of the DSU occurs following a change of control or when the individual ceases to be a director of the Company. Deferred Share Units are settled in cash based on the prevailing Crescent Point share price. The Company had 209,014 DSUs outstanding at March 31, 2017 (March 31, 2016 - 156,052 DSUs outstanding).

CRESCENT POINT ENERGY CORP.	6

Depletion, Depreciation and Amortization

	Three months ended March 31
($ millions, except per boe amounts)	2017	2016	% Change
Depletion and depreciation	342.9	384.2	(11)
Amortization of E&E undeveloped land	31.0	50.3	(38)
Depletion, depreciation and amortization	373.9	434.5	(14)
Per boe	23.97	26.79	(11)
The Company's depletion, depreciation and amortization (“DD&A”) rate decreased 11 percent to $23.97 per boe for the three months ended March 31, 2017 from $26.79 per boe in the same period in 2016. The decrease was primarily due to net impairment expense of $611.4 million recorded during the year ended December 31, 2016, reduced future development costs as a result of the Company's successful execution of the capital development program, reserve additions and a reduction to the amortization of exploration and evaluation ("E&E") undeveloped land. The decrease in amortization of E&E undeveloped land relates to the regular transfers of land to property, plant and equipment ("PP&E") upon determination of reserves and the increasing balance of undeveloped land fully amortized over its average primary lease term.
Other Income (Loss)
The Company recorded other loss of $3.2 million in the three months ended March 31, 2017 compared to other income of $2.1 million in the same period in 2016. The other loss in the first quarter of 2017 is comprised of net unrealized losses on long-term investments. The other income in the first quarter of 2016 is comprised of net unrealized gains on long-term investments.
Taxes

	Three months ended March 31
($ millions)	2017	2016	% Change
Current tax expense	-	-	-
Deferred tax expense (recovery)	26.6	(48.1)	(155)
Current Tax Expense
In the three months ended March 31, 2017 and 2016, the Company recorded current tax expense of nil. Refer to the Company's December 31, 2016 Annual Information Form for information on the Company's expected tax horizon.
Deferred Tax Expense (Recovery)
In the three months ended March 31, 2017, the Company recorded deferred tax expense of $26.6 million compared to a deferred tax recovery of $48.1 million in the same period in 2016. The deferred tax expense is primarily due to the pre-tax income recorded in the first quarter of 2017. The deferred tax recovery in the first quarter of 2016 relates primarily to the $81.5 million unrealized derivative loss on oil and gas derivatives.
Cash Flow from Operating Activities, Adjusted Funds Flow from Operations, Net Income (Loss) and Adjusted Net Earnings (Loss) from Operations

	Three months ended March 31
($ millions, except per share amounts)	2017	2016	% Change
Cash flow from operating activities	416.2	328.1	27

Adjusted funds flow from operations	427.1	378.0	13

Net income (loss)	119.4	(87.5)	(236)
Net income (loss) per share - diluted	0.22	(0.17)	(229)

Adjusted net earnings (loss) from operations	61.9	(5.2)	(1,290)
Adjusted net earnings (loss) from operations per share - diluted	0.11	(0.01)	(1,200)
Cash flow from operating activities increased 27 percent to $416.2 million in the three months ended March 31, 2017 compared to $328.1 million in the same period in 2016, for the same reasons as discussed below and fluctuations in working capital, transaction costs and decommissioning expenditures.
Adjusted funds flow from operations increased to $427.1 million for the three months ended March 31, 2017 from $378.0 million in the same period in 2016. The increase is primarily the result of the increase in the Cdn$ WTI benchmark price, partially offset by the decreases in realized hedging gains and production volumes and the increases in royalties and operating expenses.
The Company reported net income of $119.4 million in the three months ended March 31, 2017 compared to a net loss of $87.5 million in the same period in 2016, primarily as a result of the unrealized derivative gain, the decrease in depletion, depreciation and amortization expense and the increase in adjusted funds flow from operations, partially offset by the decrease in foreign exchange gain on long-term debt and fluctuations in deferred taxes.

CRESCENT POINT ENERGY CORP.	7

The Company reported adjusted net earnings from operations of $61.9 million in the three months ended March 31, 2017 compared to an adjusted net loss of $5.2 million in the same period in 2016, primarily as a result of the increase in adjusted funds flow from operations and the decrease in depletion expense, partially offset by fluctuations in deferred taxes and foreign exchange on translation of unhedged US dollar long-term debt. Adjusted net earnings from operations per share - diluted for the three months ended March 31, 2017 was $0.11 per share - diluted compared to an adjusted net loss from operations per share - diluted of $0.01 per share - diluted in the same period in 2016, primarily due to the same reasons discussed above and the impact of shares issued through the September 2016 equity offering.
As noted in the Derivatives section, the Company has not designated any of its risk management activities as accounting hedges under IFRS 9, Financial Instruments, and, accordingly, has recorded its derivatives at fair value with changes in fair value recorded in net income.
Crescent Point uses financial commodity derivatives, including swaps, collars and put options, to reduce the volatility of the selling price of its crude oil and natural gas production. This provides a measure of stability to the Company's cash flow and the ability to fund dividends over time. The Company's commodity derivatives portfolio extends out over 3½ years from the current quarter.
IFRS 9,Financial Instruments, gives guidelines for accounting for financial derivatives not designated as accounting hedges. Financial derivatives that have not settled during the current quarter are fair valued. The change in fair value from the previous quarter represents a gain or loss that is recorded in net income. As such, if benchmark oil and natural gas prices rise during the quarter, the Company records a loss based on the change in price multiplied by the volume of oil and natural gas hedged. If prices fall during the quarter, the Company records a gain. The prices used to record the actual gain or loss are subject to an adjustment for volatility and the resulting gain (asset) or loss (liability) is discounted to a present value using a risk free rate adjusted for counterparty credit risk.
Crescent Point's underlying physical reserves are not fair valued each quarter, hence no gain or loss associated with price changes is recorded; the Company realizes the benefit/detriment of any price increase/decrease in the period in which the physical sales occur.
The Company's financial results should be viewed with the understanding that the estimated future gain or loss on financial derivatives is recorded in the current period's results, while the estimated future value of the underlying physical sales is not.
Dividends
The following table provides a reconciliation of dividends:

	Three months ended March 31
($ millions, except per share amounts)	2017	2016	% Change
Accumulated dividends, beginning of period	7,210.9	6,950.6	4
Dividends declared to shareholders	49.4	117.9	(58)
Accumulated dividends, end of period	7,260.3	7,068.5	3

Accumulated dividends per share, beginning of period	31.44	30.94	2
Dividends declared to shareholders per share	0.09	0.23	(61)
Accumulated dividends per share, end of period	31.53	31.17	1
Dividends decreased 58 percent in the three months ended March 31, 2017 compared to the same period in 2016. The decrease in dividends relates primarily to the reduction in the dividends declared to shareholders to $0.09 per share in the first quarter of 2017 from $0.23 per share in the same period in 2016.
Long-Term Investments
Public Companies
The Company holds common shares in publicly traded oil and gas companies. The investments are classified as financial assets at fair value through profit or loss and are fair valued with the resulting gain or loss recorded in net income. At March 31, 2017, the investments are recorded at a fair value of $25.1 million which is $14.5 million more than the original cost of the investments.
Private Company
The Company holds common shares in a private oil and gas company. The investment is classified as financial assets at fair value through profit or loss and is fair valued with the resulting gain or loss recorded in net income. At March 31, 2017, the investment is recorded at a fair value of $7.5 million which is $17.5 million less than the original cost of the investment.
Other Long-Term Assets
At March 31, 2017, other long-term assets consist of $18.9 million related to the reclamation fund and $14.0 million of investment tax credits.
The reclamation fund decreased by $3.8 million during the first quarter of 2017 due to $9.3 million of decommissioning and environmental expenditures, partially offset by contributions of $5.5 million. The expenditures related primarily to decommissioning work completed in Alberta, Saskatchewan and the United States.

CRESCENT POINT ENERGY CORP.	8

Related Party Transactions
All related party transactions are recorded at the exchange amount.
During the three months ended March 31, 2017, Crescent Point recorded $3.4 million (March 31, 2016 - $3.2 million) of expenditures in the normal course of business to an oilfield services company of which a director of Crescent Point is a director and officer. The oilfield services company is one of only a few specialized service providers in their area of expertise with capacity and geographical presence to meet the Company’s needs. The service company was selected, along with a few other key vendors, to provide goods and services as part of a comprehensive and competitive request for proposal process with key factors of its success including the unique nature of proprietary products, the ability to service specific geographic regions, proven safety performance and competitive pricing.
Crescent Point also recorded $0.5 million during the three months ended March 31, 2017 (March 31, 2016 - $0.3 million) of legal fees in the normal course of business to a law firm of which a director of Crescent Point is a partner.
Capital Expenditures

	Three months ended March 31
($ millions)	2017	2016	% Change
Capital acquisitions (net) (1)	137.5	8.6	1,499
Development capital expenditures	532.1	321.8	65
Capitalized administration (2)	10.0	9.0	11
Office equipment	0.6	(0.5)	(220)
Total	680.2	338.9	101

(1)	Capital acquisitions represent total consideration for the transactions including net debt and excludes transaction costs.

(2)	Capitalized administration excludes capitalized share-based compensation.
Capital Acquisitions
Minor Property Acquisitions and Dispositions
Crescent Point completed minor property acquisitions and dispositions during the three months ended March 31, 2017 ($49.0 million was allocated to PP&E and $88.0 million was allocated to E&E assets, including $0.5 million related to net disposed decommissioning liability). These minor property acquisitions and dispositions were completed with full tax pools and no working capital items.
At March 31, 2017, the Company classified $113.2 million of certain non-operated conventional assets in Manitoba as held for sale.
Development Capital Expenditures
The Company's development capital expenditures in the three months ended March 31, 2017 were $532.1 million compared to $321.8 million in the same period in 2016. In the three months ended March 31, 2017, 286 (259.7 net) wells were drilled with a success rate of 100 percent. The development capital for the three months ended March 31, 2017 included $66.6 million on facilities, land and seismic.
Crescent Point's budgeted capital program for 2017 is $1.45 billion, before net land and property acquisitions.
Goodwill
The Company's goodwill balance as at March 31, 2017 was $251.9 million which is unchanged from December 31, 2016. The goodwill balance is attributable to the corporate acquisitions completed during the period 2003 through 2012.
Other Long-Term Liabilities
At March 31, 2017, other long-term liabilities consist of $42.7 million related to a lease inducement, $7.2 million related to the estimated unrecoverable portion of a building lease acquired through capital acquisitions and $3.0 million of long-term compensation liabilities related to the DSU plan. The Company's lease inducement is associated with the building lease for Crescent Point's corporate office. This non-cash liability is amortized on a straight-line basis over the term of the lease to June 2030.
Decommissioning Liability
The decommissioning liability decreased by $8.2 million during the first quarter of 2017 to $1.31 billion at March 31, 2017. The decrease relates to $21.8 million reclassified as liabilities associated with assets held for sale, $8.8 million for liabilities settled and $0.5 million as a result of net capital dispositions, partially offset by $15.1 million in respect of drilling, $7.4 million of accretion expense and $0.4 million due to changes in estimates pertaining to discount rates including acquired liabilities.
The reclassified decommissioning liabilities are associated with certain non-operated conventional assets in Manitoba that are held for sale.

CRESCENT POINT ENERGY CORP.	9

Liquidity and Capital Resources

Capitalization Table ($ millions, except share, per share, ratio and percent amounts)	March 31, 2017	December 31, 2016
Net debt	3,984.7	3,673.4
Shares outstanding	544,639,808	541,742,592
Market price at end of period (per share)	14.37	18.25
Market capitalization	7,826.5	9,886.8
Enterprise value	11,811.2	13,560.2
Net debt as a percentage of enterprise value	34	27
Annual adjusted funds flow from operations (1)	1,621.6	1,572.5
Net debt to adjusted funds flow from operations (2)	2.5	2.3

(1)	The sum of adjusted funds flow from operations for the trailing four quarters.

(2)
Net debt reflects the financing of acquisitions, however, the adjusted funds flow from operations only reflects adjusted funds flow from operations generated from the acquired properties since the closing date of the acquisitions.

At March 31, 2017, Crescent Point's enterprise value decreased to $11.8 billion and the Company was capitalized with 66 percent equity compared to $13.6 billion and 73 percent at December 31, 2016, respectively. The Company's net debt to adjusted funds flow from operations ratio at March 31, 2017 increased to 2.5 times, compared to 2.3 times at December 31, 2016, largely due to the increase in net debt as a result of the timing of the Company's capital expenditures. Crescent Point's objective is to manage net debt to adjusted funds flow from operations to be well positioned to maximize shareholder return with long-term growth plus dividend income.
The Company has combined credit facilities of $3.6 billion, including a $3.5 billion syndicated unsecured credit facility with sixteen banks and a $100.0 million unsecured operating credit facility with one Canadian chartered bank. The syndicated unsecured credit facility size is $3.5 billion until June 8, 2018, after which it reduces to thirteen banks and $3.08 billion. The syndicated unsecured credit facility also includes an accordion feature that allows the Company to increase the facility by up to $500.0 million under certain conditions. As at March 31, 2017, the Company had approximately $2.1 billion drawn on bank credit facilities, including $6.2 million outstanding pursuant to letters of credit, leaving unutilized borrowing capacity of approximately $1.45 billion.
The Company has private offerings of senior guaranteed notes raising total gross proceeds of US$1.39 billion and Cdn$197.0 million. The notes are unsecured and rank pari passu with the Company's bank credit facilities and carry a bullet repayment on maturity. Crescent Point entered into various CCS and foreign exchange swaps to hedge its foreign exchange exposure on its US dollar long-term debt.
The Company is in compliance with all debt covenants at March 31, 2017 which are listed in the table below:

Covenant Description	Maximum Ratio	March 31, 2017
Senior debt to adjusted EBITDA (1) (2)	3.5	2.4
Total debt to adjusted EBITDA (1) (3)	4.0	2.4
Senior debt to capital (2) (4)	0.55	0.31

(1)
Adjusted EBITDA is calculated as earnings before interest, taxes, depletion, depreciation, amortization and impairment, adjusted for certain non-cash items. Adjusted EBITDA is calculated on a trailing twelve month basis adjusted for material acquisitions and dispositions.

(2)	Senior debt is calculated as the sum of amounts drawn on the combined facilities, outstanding letters of credit and the principal amount of the senior guaranteed notes.

(3)	Total debt is calculated as the sum of senior debt plus subordinated debt. Crescent Point does not have any subordinated debt.

(4)	Capital is calculated as the sum of senior debt and shareholder's equity and excludes the effect of unrealized derivative gains or losses.
Crescent Point's development capital budget for 2017 is $1.45 billion with average 2017 production forecast at 172,000 boe/d.
The Company expects to finance its working capital deficiency and its ongoing working capital requirements through cash, adjusted funds flow from operations and its bank credit facilities.
Crescent Point's management believes that with the high quality reserve base and development inventory, solid hedging program and significant liquidity and financial flexibility, the Company is well positioned to execute its business strategy. The Company remains committed to maintaining a strong financial position while continuing to maximize shareholder return through its total return strategy of long-term growth plus dividend income.
Shareholders' Equity
At March 31, 2017, Crescent Point had 544.6 million common shares issued and outstanding compared to 541.7 million common shares at December 31, 2016. The increase of 2.9 million shares relates to shares issued pursuant to the Restricted Share Bonus Plan.
As of the date of this report, the Company had 544,961,813 common shares outstanding.

CRESCENT POINT ENERGY CORP.	10

Subsequent Events
Manitoba disposition
On March 1, 2017, Crescent Point entered into an agreement to dispose non-operated conventional assets in Manitoba for total consideration of $93.2 million. The disposition is expected to close on or about May 1, 2017.
Critical Accounting Estimates
There have been no changes in Crescent Point's critical accounting estimates in the three months ended March 31, 2017. Further information on the Company's critical accounting policies and estimates can be found in the notes to the annual consolidated financial statements and MD&A for the year ended December 31, 2016.
Changes in Accounting Policies
In future accounting periods, the Company will adopt the following IFRS:

•
IFRS 15 Revenue from Contracts with Customers - IFRS 15 was issued in May 2014 and replaces IAS 18 Revenue, IAS 11 Construction Contracts and related interpretations. The standard is required to be adopted either retrospectively or using a modified transaction approach. In September 2015, the IASB amended IFRS 15, deferring the effective date of the standard by one year to annual periods beginning on or after January 1, 2018 with early adoption still permitted. IFRS 15 will be adopted by the Company on January 1, 2018. The Company is currently reviewing the terms of its sales contracts with customers to determine the impact, if any, that the standard will have on the consolidated financial statements.

•
IFRS 9 Financial Instruments - IFRS 9 was amended in July 2014 to include guidance to assess and recognize impairment losses on financial assets based on an expected loss model. The amendments are effective for fiscal years beginning on or after January 1, 2018 with earlier adoption permitted. This amendment will be adopted by the Company on January 1, 2018 and the Company is currently evaluating the impact of the amendment on the consolidated financial statements and does not expect the amendment to have a material impact on the valuation of its financial assets.

•
IFRS 16 Leases - IFRS 16 was issued January 2016 and replaces IAS 17 Leases. The standard introduces a single lessee accounting model for leases with required recognition of assets and liabilities for most leases. The standard is effective for fiscal years beginning on or after January 1, 2019 with early adoption permitted if the Company is also applying IFRS 15 Revenue from Contracts with Customers. IFRS 16 will be adopted by the Company on January 1, 2019 and the Company is currently reviewing contracts that are currently identified as leases and evaluating the impact of the standard on the consolidated financial statements.

CRESCENT POINT ENERGY CORP.	11

Summary of Quarterly Results

	2017	2016				2015
($ millions, except per share amounts)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Oil and gas sales	806.5	749.1	645.9	645.9	507.6	680.1	730.3	776.2

Average daily production
Crude oil (bbls/d)	139,303	130,386	125,713	132,730	143,971	142,750	143,582	129,224
NGLs (bbls/d)	17,061	18,083	17,750	16,870	16,775	15,253	11,455	8,518
Natural gas (mcf/d)	101,791	99,765	102,883	105,709	104,972	108,631	105,249	83,366
Total (boe/d)	173,329	165,097	160,610	167,218	178,241	176,108	172,579	151,636

Net income (loss)	119.4	(510.6)	(108.5)	(226.1)	(87.5)	(382.4)	(201.3)	(240.5)
Net income (loss) per share	0.22	(0.94)	(0.21)	(0.45)	(0.17)	(0.76)	(0.40)	(0.53)
Net income (loss) per share – diluted	0.22	(0.94)	(0.21)	(0.45)	(0.17)	(0.76)	(0.40)	(0.53)

Adjusted net earnings (loss) from operations	61.9	100.6	(22.0)	15.1	(5.2)	258.0	15.3	40.4
Adjusted net earnings (loss) from operations per share	0.11	0.19	(0.04)	0.03	(0.01)	0.51	0.03	0.09
Adjusted net earnings (loss) from operations per share – diluted	0.11	0.18	(0.04)	0.03	(0.01)	0.51	0.03	0.09

Cash flow from operating activities	416.2	438.5	330.2	427.5	328.1	519.5	547.0	491.5

Adjusted funds flow from operations	427.1	422.0	368.1	404.4	378.0	496.7	483.5	524.2

Adjusted working capital (deficiency) (1)	(199.0)	(273.3)	(194.2)	(155.8)	(178.3)	(342.8)	(231.2)	(276.6)
Total assets	16,568.8	16,163.6	16,771.9	16,610.9	17,179.5	17,616.0	18,117.7	17,972.8
Total liabilities	6,910.7	6,572.4	6,679.1	7,043.0	7,365.3	7,491.0	7,533.8	7,270.3
Net debt	3,984.7	3,673.4	3,617.2	4,038.7	4,322.4	4,263.6	4,197.9	3,977.0
Total long-term derivative liabilities	-	3.0	2.7	3.8	2.5	0.3	0.3	22.1

Weighted average shares – diluted (thousands)	546,205	544,542	514,017	509,079	507,597	505,773	501,963	459,366

Capital expenditures (2)	680.2	429.8	542.3	88.9	338.9	386.1	576.7	1,816.6

Dividends declared	49.4	49.2	47.2	46.0	117.9	152.8	219.7	330.4
Dividends declared per share	0.09	0.09	0.09	0.09	0.23	0.30	0.43	0.69

(1)
Adjusted working capital deficiency is calculated as accounts payable and accrued liabilities plus dividends payable, less cash, accounts receivable, prepaids and deposits and long-term investments, excluding the equity settled component of dividends payable.

(2)
Capital expenditures exclude capitalized share-based compensation and capitalized non-cash lease inducement and include capital acquisitions. Capital acquisitions represent total consideration for the transactions including long-term debt and working capital assumed, and excludes transaction costs.

Over the past eight quarters, the Company's oil and gas sales have fluctuated due to changes in production, movement in the Cdn$ WTI benchmark price and fluctuations in corporate oil price differentials. The Company's production has fluctuated due to its successful capital development program, several business combinations and natural declines.
Net income has fluctuated primarily due to changes in adjusted funds flow from operations, unrealized derivative gains and losses, which fluctuate with the changes in forward market prices, net impairments to PP&E recorded in the fourth quarter of 2016 and impairments to PP&E recorded in the third and fourth quarters of 2015, along with associated fluctuations in the deferred tax expense (recovery).
Adjusted net earnings from operations has fluctuated over the past eight quarters primarily due to changes in adjusted funds flow from operations, depletion and share-based compensation expense along with associated fluctuations in the deferred tax expense (recovery).
Capital expenditures fluctuated through this period as a result of timing of acquisitions and the Company's capital development program. Adjusted funds flow from operations and cash flow from operating activities throughout the last eight quarters has allowed the Company to pay monthly dividends.

CRESCENT POINT ENERGY CORP.	12

Internal Control Update
Crescent Point is required to comply with Multilateral Instrument 52-109 “Certification of Disclosure on Issuers' Annual and Interim Filings”. The certificate requires that Crescent Point disclose in the interim MD&A any weaknesses in Crescent Point's internal control over financial reporting that occurred during the period that have materially affected, or are reasonably likely to materially affect Crescent Point's internal controls over financial reporting. Crescent Point confirms that no such weaknesses were identified in the Company's internal controls over financial reporting during the first quarter of 2017.
Outlook
Crescent Point's guidance for 2017 is as follows:

Production
Oil and NGLs (bbls/d)	154,000
Natural gas (mcf/d)	108,000
Total (boe/d)	172,000
Capital expenditures (1)
Drilling and completions ($ millions)	1,290.0
Facilities and seismic ($ millions)	160.0
Total ($ millions)	1,450.0

(1)	The projection of capital expenditures excludes property and land acquisitions, which are separately considered and evaluated.
Additional information relating to Crescent Point, including the Company's December 31, 2016 Annual Information Form, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

CRESCENT POINT ENERGY CORP.	13

Non-GAAP Financial Measures
Throughout this MD&A, the Company uses the terms “adjusted funds flow from operations”, “adjusted net earnings from operations”, “adjusted net earnings from operations per share”, “adjusted net earnings from operations per share - diluted”, “net debt”, “netback”, “market capitalization” and “enterprise value”. These terms do not have any standardized meaning as prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other issuers.
Adjusted funds flow from operations is calculated based on cash flow from operating activities before changes in non-cash working capital, transaction costs and decommissioning expenditures. Transaction costs are excluded as they vary based on the Company's acquisition activity and to ensure that this metric is more comparable between periods. Decommissioning expenditures are excluded as the Company has a voluntary reclamation fund to fund decommissioning costs. Management utilizes adjusted funds flow from operations as a key measure to assess the ability of the Company to finance dividends, operating activities, capital expenditures and debt repayments. Adjusted funds flow from operations as presented is not intended to represent cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with IFRS. The Company previously referred to adjusted funds flow from operations as "funds flow from operations".
The following table reconciles cash flow from operating activities to adjusted funds flow from operations:

	Three months ended March 31
($ millions)	2017	2016	% Change
Cash flow from operating activities	416.2	328.1	27
Changes in non-cash working capital	1.6	45.3	(96)
Transaction costs	0.5	0.3	67
Decommissioning expenditures	8.8	4.3	105
Adjusted funds flow from operations	427.1	378.0	13
Adjusted net earnings from operations is calculated based on net income before amortization of E&E undeveloped land, impairment or impairment recoveries on PP&E, unrealized derivative gains or losses, unrealized foreign exchange gain or loss on translation of hedged US dollar long-term debt, unrealized gains or losses on long-term investments and gains or losses on capital acquisitions and dispositions. Adjusted net earnings from operations per share and adjusted net earnings from operations per share - diluted are calculated as adjusted net earnings from operations divided by the number of weighted average basic and diluted shares outstanding, respectively. Management utilizes adjusted net earnings from operations to present a measure of financial performance that is more comparable between periods. Adjusted net earnings from operations as presented is not intended to represent net earnings or other measures of financial performance calculated in accordance with IFRS.
The following table reconciles net income to adjusted net earnings from operations:

	Three months ended March 31
($ millions)	2017	2016	% Change
Net income (loss)	119.4	(87.5)	(236)
Amortization of E&E undeveloped land	31.0	50.3	(38)
Unrealized derivative (gains) losses	(89.1)	298.6	(130)
Unrealized foreign exchange gain on translation of hedged US dollar long-term debt	(22.9)	(230.5)	(90)
Unrealized (gain) loss on long-term investments	3.2	(2.1)	(252)
Deferred tax relating to adjustments	20.3	(34.0)	(160)
Adjusted net earnings (loss) from operations	61.9	(5.2)	(1,290)
Net debt is calculated as long-term debt plus accounts payable and accrued liabilities and dividends payable, less cash, accounts receivable, prepaids and deposits and long-term investments, excluding the unrealized foreign exchange on translation of US dollar long-term debt. Management utilizes net debt as a key measure to assess the liquidity of the Company.

CRESCENT POINT ENERGY CORP.	14

The following table reconciles long-term debt to net debt:

($ millions)	March 31, 2017	December 31, 2016	% Change
Long-term debt (1)	4,183.4	3,820.7	9
Accounts payable and accrued liabilities	642.1	647.2	(1)
Dividends payable	16.5	16.3	1
Cash	(85.8)	(13.4)	540
Accounts receivable	(330.3)	(335.7)	(2)
Prepaids and deposits	(10.9)	(5.3)	106
Long-term investments	(32.6)	(35.8)	(9)
Excludes:
Unrealized foreign exchange on translation of US dollar long-term debt	(397.7)	(420.6)	(5)
Net debt	3,984.7	3,673.4	8

(1)	Includes current portion of long-term debt.
Netback is calculated on a per boe basis as oil and gas sales, less royalties, operating and transportation expenses and realized derivative gains and losses. Netback is a common metric used in the oil and gas industry and is used by management to measure operating results on a per boe basis to better analyze performance against prior periods on a comparable basis. The calculation of netback is shown in the Results of Operations section in this MD&A.
Market capitalization is calculated by applying the period end closing share trading price to the number of shares outstanding. Market capitalization is an indication of enterprise value.
Enterprise value is calculated as market capitalization plus net debt. Management uses enterprise value to assess the valuation of the Company. Refer to the Liquidity and Capital Resources section in this MD&A for further information.
Management believes the presentation of the Non-GAAP measures above provide useful information to investors and shareholders as the measures provide increased transparency and the ability to better analyze performance against prior periods on a comparable basis.

CRESCENT POINT ENERGY CORP.	15

Forward-Looking Information
Certain statements contained in this management's discussion and analysis constitute forward-looking statements and are based on Crescent Point's beliefs and assumptions based on information available at the time the assumption was made. By its nature, such forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon. These statements are effective only as of the date of this report.
Any “financial outlook” or “future oriented financial information” in this management’s discussion and analysis, as defined by applicable securities legislation, has been approved by management of Crescent Point. Such financial outlook or future oriented financial information is provided for the purpose of providing information about management’s current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes.
Certain statements contained in this report, including statements related to Crescent Point's capital expenditures, projected asset growth, view and outlook toward future commodity prices, drilling activity and statements that contain words such as "could", "should", "can", "anticipate", "expect", "believe", "will", "may", “projected”, “sustain”, “continues”, “strategy”, “potential”, “projects”, “grow”, “take advantage”, “estimate”, “well positioned” and similar expressions and statements relating to matters that are not historical facts constitute "forward-looking information" within the meaning of applicable Canadian securities legislation. The material assumptions and factors in making these forward-looking statements are disclosed in this MD&A under the headings "Derivatives", “Liquidity and Capital Resources”, “Changes in Accounting Policies” and “Outlook”.
In particular, forward-looking statements include:

● Crescent Point's approach to proactively manage risks inherent in movements in the price of crude oil, natural gas and power, fluctuations in the US/Cdn dollar exchange rate and interest rates movements;
● Crescent Point's budgeted capital program for 2017 (excluding property and land acquisitions);
● Crescent Point’s 2017 production and capital expenditure guidance as outlined in the Outlook section;
● Management's belief that the Company is well positioned to execute its business strategy;
● The Company's commitment to maintain a strong financial position while continuing to maximize shareholder return through its total returns strategy of long-term growth plus dividend income;

● The Company's objective to manage net debt to adjusted funds flow from operations;
● Anticipated timing and size of reclamation fund expenditures and decommissioning costs;
● The continuation of crude oil deliveries through the Company's rail terminals;
● The expected closing date for the sale of non-operated conventional assets in Manitoba; and
● Expected adoption of new accounting policies.

This information contains certain forward-looking estimates that involve substantial known and unknown risks and uncertainties, certain of which are beyond Crescent Point's control. Such risks and uncertainties include, but are not limited to: financial risk of marketing reserves at an acceptable price given market conditions; volatility in market prices for oil and natural gas; delays in business operations, pipeline restrictions, blowouts; the risk of carrying out operations with minimal environmental impact; industry conditions including changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; uncertainties associated with estimating oil and natural gas reserves; risks and uncertainties related to oil and gas interests and operations on tribal lands; economic risk of finding and producing reserves at a reasonable cost; uncertainties associated with partner plans and approvals; operational matters related to non-operated properties; increased competition for, among other things, capital, acquisitions of reserves and undeveloped lands; competition for and availability of qualified personnel or management; incorrect assessments of the value of acquisitions and exploration and development programs; unexpected geological, technical, drilling, construction, processing and transportation problems; availability of insurance; fluctuations in foreign exchange and interest rates; stock market volatility; general economic, market and business conditions; uncertainties associated with regulatory approvals; uncertainty of government policy changes; uncertainties associated with credit facilities and counterparty credit risk; changes in income tax laws, tax laws, crown royalty rates and incentive programs relating to the oil and gas industry; and other factors, many of which are outside the control of the Company. Therefore, Crescent Point's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking estimates and if such actual results, performance or achievements transpire or occur, or if any of them do so, there can be no certainty as to what benefits or detriments Crescent Point will derive therefrom.
Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf : 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of oil, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

CRESCENT POINT ENERGY CORP.	16

Directors
Peter Bannister, Chairman (3) (4)
Rene Amirault (4)
Laura Cillis (1) (2)
Hugh Gillard (5)
Robert Heinemann (2) (3) (4)
Mike Jackson (1) (2)
Barbara Munroe (2) (5)
Gerald Romanzin (1) (3)
Scott Saxberg (4)
Greg Turnbull (5)
(1) Member of the Audit Committee of the Board of Directors
(2) Member of the Compensation Committee of the Board of Directors
(3) Member of the Reserves Committee of the Board of Directors
(4) Member of the Environmental, Health & Safety Committee of the Board of Directors
(5) Member of the Corporate Governance and Nominating Committee
Officers
Scott Saxberg
President and Chief Executive Officer
Ken Lamont
Chief Financial Officer
Neil Smith
Chief Operating Officer
Derek Christie
Sr. Vice President, Exploration and Geosciences
Tamara MacDonald
Sr. Vice President, Corporate and Business Development
Brad Borggard
Vice President, Corporate Planning and Investor Relations
Mark Eade
Vice President, General Counsel and Corporate Secretary
Ryan Gritzfeldt
Vice President, Marketing and Innovation
Steve Toews
Vice President, Engineering and Operations
Head Office
Suite 2000, 585 - 8th Avenue S.W.
Calgary, Alberta T2P 1G1
Tel: (403) 693-0020
Fax: (403) 693-0070
Toll Free: (888) 693-0020
Banker
The Bank of Nova Scotia
Calgary, Alberta

Auditor
PricewaterhouseCoopers LLP
Calgary, Alberta
Legal Counsel
Norton Rose Fulbright Canada LLP
Calgary, Alberta
Evaluation Engineers
GLJ Petroleum Consultants Ltd.
Calgary, Alberta
Sproule Associates Ltd.
Calgary, Alberta
Registrar and Transfer Agent
Investors are encouraged to contact Crescent Point's Registrar and Transfer Agent for information regarding their security holdings:
Computershare Trust Company of Canada
600, 530 - 8th Avenue S.W.
Calgary, Alberta T2P 3S8
Tel: (403) 267-6800
Stock Exchanges
Toronto Stock Exchange - TSX
New York Stock Exchange - NYSE
Stock Symbol
CPG
Investor Contacts
Scott Saxberg
President and Chief Executive Officer
(403) 693-0020
Ken Lamont
Chief Financial Officer
(403) 693-0020
Brad Borggard
Vice President, Corporate Planning and Investor Relations
(403) 693-0020

CRESCENT POINT ENERGY CORP.	17